Contact

www.linkedin.com/in/jscottinvestor (LinkedIn)
www.connectwithjscott.com (Personal)
www.jscott.com (Blog)

Top Skills

Product Management
Telecommunications
Cross-functional Team Leadership

Publications

The Book on Negotiating Real Estate
Real Estate By The Numbers
Recession-Proof Real Estate Investing
The Book on Estimating Rehab Costs: The Investor's Guide to Defining Your Renovation Plan, Building Your Budget, and Knowing Exactly How Much It All Costs
The Book on Flipping Houses: How to Buy, Rehab, and Resell Residential Properties

Patents

Method and system to contact a provider

J Scott

Entrepreneur, Multifamily Investor, Advisor, Author & Speaker
Sarasota, Florida, United States

Summary

Entrepreneur with 30 years experience in the consumer software, electronics, and real estate industries. Former Director of Product for several Fortune 50 technology companies and current roles of Founder, Partner and Advisor in several businesses/organizations. Multifamily investor with $140M AUM. Early stage angel investor. Author of five investment books, with sales of over 450,000 copies.

Experience

Bar Down Investments LLC
General Partner
June 2019 - Present (6 years 9 months)

Partner at Bar Down Investments, specializing in purchasing and repositioning large multi-family real estate assets. The company owns just over 1000 units in the south and southeastern US, valued at over $140M.

ScottBuilt
Partner / Co-Founder
May 2008 - Present (17 years 10 months)

Founder and partner at ScottBuilt, a real estate investment firm focused on developing and redeveloping residential real estate in various parts of the eastern and mid-west United States. The company has completed 400+ new construction and redevelopment projects since 2008, owns about 60 single family properties, and has partnered, loaned and consulted on hundreds more, with total transactions valued at over $60M.

Private Investor
Early Stage Angel Investor
January 2014 - Present (12 years 2 months)

Angel investor in several early stage startups, with a focus on the PropTech industry.

BiggerPockets

6 years 10 months

Advisor

November 2020 - Present (5 years 4 months)

BiggerPockets is the largest online real estate investing community and resource on the planet.

Founded in 2004, and with over 2 million members, BiggerPockets is a PE-funded, fast-growing Inc 500 company, based in Denver, CO.

Co-Host of the BiggerPockets Business Podcast

May 2019 - May 2021 (2 years 1 month)

The BiggerPockets Business Podcast hit 3M downloads in its first 18 months!

BiggerPockets.com is the largest real estate investing community on the planet with nearly 1.5 million members. In 2013, they launched the BiggerPockets Real Estate Podcast; in the past 6 years it has growth to one of the most popular podcasts on the planet, with over 75M downloads and over 250,000 weekly listeners.

The BiggerPockets Business Podcast is the latest incarnation of the BiggerPockets brand, where we interview entrepreneurs from around the world about how they started, grew and scaled their business.

Doorvest

Advisory Board Member

May 2021 - Present (4 years 10 months)

San Francisco Bay Area

Advisory Board Member for Doorvest.com, a modern, frictionless way to own income-generating rental homes entirely online.

Upright

Advisory Board Member

August 2014 - Present (11 years 7 months)

Advisory Board Member for Upright (formerly Fund That Flip), a venture-funded real estate crowdfunding platform focused on financing for residential fix-and-flip borrowing and investing -- streamlining the borrowing process for developers and the deployment and diversification process for lenders / investors.

Achieve Intelligent Technologies, INC

Advisory Board Member

June 2020 - Present (5 years 9 months)

Los Angeles, California, United States

Advisory Board Member for Achieve Intelligent Technologies, an LA-based tech startup that is redefining the way the world looks at artificial intelligence. With its proprietary Universal Natural Language Understanding and Generation Technology built for practical business applications -- such as lead qualification and customer support -- the company develops sophisticated and scalable quality customer service applications at a fraction of the cost of alternative implementations.

Ready Set STEM

Partner / Co-Founder

May 2014 - January 2018 (3 years 9 months)

Ellicott City, MD

Founder and partner at Ready Set STEM, a technology startup focused on providing educational development platforms for teaching hardware/software to kids and adults.

Tellme (A Subsidiary of Microsoft)

Director of Product Management

September 2006 - May 2008 (1 year 9 months)

Mountain View, CA

Acquired by Microsoft in early 2007 for over $800M, Tellme Networks was a VOIP leader focused on providing both Consumer and Enterprise voice response applications to a large number of Fortune 500 and small-business customers.

• P&L responsibility for a 120-person, $10MM Product Unit consisting of Tellme's platform Product Management, Engineering, Network Operations, and R&D teams;

• Managed the technology roadmaps and delivery of core platform services for Tellme's $120MM IVR (Interactive Voice Response) business. Technologies ranged from recognition and text-to-speech services to telco interconnectivity using TDM and VoIP technology.

• Led a Product organization tasked with defining and delivering software strategies, roadmaps and product solutions for Tellme's core product lines and business units.

eBay

Group Product Manager

October 2004 - September 2006 (2 years)

San Jose, CA

eBay is the world's leading online marketplace, encompassing a website and platform that serve over 200 million users worldwide and processes over 100,000 API calls per day.

• Led a Product organization tasked with defining and delivering software strategies, roadmaps and product solutions aimed at supporting the eBay business, as well as supporting tens of thousands of third-party developers;

• Managed a Product organization responsible for delivering all eBay platform and new technology product initiatives, including the API, Web Services, RSS, Wireless, VoIP, Live Auctions, etc;

• Led product integration of technologies resulting from eBay's $2.5B acquisition of Skype Inc.

Microsoft

Lead Program Manager

March 2001 - October 2004 (3 years 8 months)

Mountain View, CA

Microsoft's TV platforms division (MSTV) develops software platforms and applications enabling interactive TV services for cable/telco network operators.

• Managed several 100+ person projects spanning multiple versions of MSTV's digital cable software platform;

• Led a Product team tasked with defining and delivering software solutions aimed at mass consumer deployment;

• Defined and evangelized the Microsoft and MSTV product vision, strategy and roadmap;

• Prepared and led customer-focused and executive design reviews, product demos, and spoke at both internal and external conferences;

Hughes Network Systems
Engineering Manager
September 1995 - February 2001 (5 years 6 months)
Gaithersburg, MD

Hughes Network Systems# (HNS) set-top engineering division specialized in the design and development of DirecTV integrated multimedia satellite set-top boxes, selling over 15 million units. The set-top division was sold to RCA in 2003.

ARINC Research Corporation
Engineer
1994 - 1995 (1 year)
Annapolis, MD

University of Maryland, Dept. of Communication Services
Engineer
1990 - 1994 (4 years)
College Park, MD

Education

University of Maryland
BS, Electrical Engineering · (1989 - 1994)

Masters, Business Administration (MBA) · (2003 - 2005)